UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006
Commission file number
333-12714

LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED

(Exact Name of Registrant Guarantor as Specified in its Charter)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Lucite International to Undertake Refinancing

6th June 2006

Lucite International, owner of the world-renowned Lucite® and Perspex® brands and a global leader in the innovation, design and manufacture of acrylic based products, announced today that it is considering a refinancing transaction. The proceeds of any refinancing transaction may be used to repay or redeem substantially all of Lucite International’s existing debt, including its outstanding 10.25% Senior Notes due 2010.

Together with a number of other European producers of acrylic materials, Lucite International confirms that it has received a notification of a fine from the European Commission. The €25 million fine is in respect of alleged violations of Article 81 of the EC Treaty and Article 53 of the EEA Agreement in relation to PMMA, sheet and pellets in Europe. The allegations apply to a very limited period from November 1999- September 2002.

Lucite International has co-operated fully with the Commission’s investigation and will now review its findings. The Company has two months in which to submit an appeal.

Further Information:
Financial Dynamics
David Yates	020 7831 3113

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This notice is not an offering of securities for sale in the United States and securities may not be offered or sold in the United States without registration or an exemption from registration.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited
Registrant Guarantor

//SIGNED// ANNIE VEERMAN

By:        Annie Veerman
Director

Dated June 6, 2006